KAL Energy, Inc.
93-95 Gloucester Place
London, United Kingdom WIU 6JQ

May 14, 2008

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KAL Energy, Inc.
Post-Effective Amendment No. 1 on Form SB-2 filed September 20, 2007
File No. 333-142975
Responses to Securities and Exchange Commission Staff comments made by letter dated October 19, 2007

Ladies and Gentlemen:

KAL Energy, Inc. (“we,” “us” or “our”), in connection with our filing of Post-Effective Amendment No. 1 on Form SB-2 filed September 20, 2007, hereby makes the following responses to the Securities and Exchange Commission Staff’s comments to that filing made by letter dated October 19, 2007, which are keyed to correspond to the comments made in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in the amended filings.

Post-Effective Amendment on Form SB-2

General

1.	Please file an auditor’s report and consent for the audited financial statements for the year ended May 31, 2006 that you have included in your registration statement.

Response: We filed an auditor’s report and consent for the audited financial statements for the year ended May 31, 2006. Please see page F-3 and Exhibit 23.3 of Post-Effective Amendment No. 2 on Form S-1.

Selling Stockholders, page 35

2.
Please state whether or not any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it.

Response: We revised the disclosure as set forth in this comment. Please see page 34 of Post-Effective Amendment No. 2 to Form S-1.

Securities and Exchange Commission
May 14, 2008

3.
In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Response: We revised the disclosure as set forth in this comment. Please see page 34 of Post-Effective Amendment No. 2 to Form S-1.

4.
State whether any selling shareholder is a broker-dealer. For any such selling shareholder, identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

Response: We revised the disclosure as set forth in this comment. Please see page 34 of Post-Effective Amendment No. 2 to Form S-1.

5.
State whether any selling shareholder is an affiliate of a broker-dealer. For any such selling shareholder, identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: No selling shareholder is an affiliate of a broker-dealer.

Undertakings, page 43

6. Provide the undertaking required by Item 512(a)(4) of Regulation S-B.

Response: We revised the disclosure as set forth in this comment. Please see page 42 of Post-Effective Amendment No. 2 to Form S-1.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely,

/s/ Jorge Nigaglioni
Jorge Nigaglioni
Chief Financial Officer

cc:	Shivbir Grewal, Esq.
Michael Lawhead, Esq.